[redacted]

ES
E COMMISSION
0549

09040681

SEC Mail Processing Section
FEB 26 2009
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 67000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MEDALIST SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shockoe Slip
2nd Floor
Richmond, VA 23219

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harris, Hardy & Johnstone, P.C.
(Name - *if individual, state last, first, middle name*)

9201 Arboretum Pkwy, Suite 200	**Richmond,**	**VA**	**23236**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Medalist Securities, Inc.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified In Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS, HARDY & JOHNSTONE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
9201 ARBORETUM PARKWAY, SUITE 200
RICHMOND, VIRGINIA 23236
TELEPHONE (804) 560-0560 FAX (804) 560-0553
WWW.HHJCPA.COM

TIMOTHY R. HARRIS, CPA
WILLIAM E. HARDY, CPA
FRANKLIN R. JOHNSTONE, CPA

PHILIP G. TIBBS, CPA
FRANK S. WARREN, JR., CPA, PFS
STEPHEN G. CARROLL, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Medalist Securities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Medalist Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medalist Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harris, Hardy & Johnstone, P.C.

Richmond, Virginia
February 16, 2009

MEDALIST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 21,874
Prepaid expenses	290
TOTAL ASSETS	$ 22,164

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 4,400
TOTAL CURRENT LIABILITIES	4,400
SHAREHOLDER'S EQUITY	
Contributed capital (no par value)	
Authorized - 5,000 shares	
Issued and outstanding - 1,000 shares	34,679
Accumulated deficit	(16,915)
TOTAL SHAREHOLDER'S EQUITY	17,764
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 22,164

See Notes to Financial Statements